UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                     UNIVERSAL COMPRESSION HOLDINGS, INC.
                     ------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
           ---------------------------------------------------------
                        (Title of Class of Securities)


                                   913431102
                         ---------------------------
                                (CUSIP Number)


                               December 31, 2006
                         ---------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                               |X| Rule 13d-1(b)

                               |_| Rule 13d-1(c)

                               |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 11 Pages
                            Exhibit Index: Page 10

                                 SCHEDULE 13G

CUSIP No.: 913431102                                         Page 2 of 11 Pages

................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       MAGNETAR FINANCIAL LLC
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       Delaware
................................................................................
               5.    Sole Voting Power           2,329,275
Number of      ................................................................
Shares
Beneficially
Owned by Each
Reporting
Person With
               6.    Shared Voting Power         None
               ................................................................
               7.    Sole Dispositive Power      2,329,275
               ................................................................
               8.    Shared Dispositive Power    None
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       2,329,275
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       7.66% based on 30,413,014 shares outstanding as of November 2, 2006.

................................................................................
12.    Type of Reporting Person:

       IA; OO

                                 SCHEDULE 13G

CUSIP No.: 913431102                                         Page 3 of 11 Pages

................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       MAGNETAR CAPITAL PARTNERS LP
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       Delaware
................................................................................
               5.    Sole Voting Power           None
Number of      ................................................................
Shares         6.    Shared Voting Power         2,329,275
Beneficially   ................................................................
Owned by Each  7.    Sole Dispositive Power      None
Reporting      ................................................................
Person With    8.    Shared Dispositive Power    2,329,275
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       2,329,275
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       7.66% based on 30,413,014 shares outstanding as of November 2, 2006.
................................................................................
12.    Type of Reporting Person:

       HC; OO

                                 SCHEDULE 13G

CUSIP No.: 913431102                                         Page 4 of 11 Pages

................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       SUPERNOVA MANAGEMENT LLC
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       Delaware
................................................................................
               5.    Sole Voting Power           None
Number of      ................................................................
Shares         6.    Shared Voting Power         2,329,275
Beneficially   ................................................................
Owned by Each  7.    Sole Dispositive Power      None
Reporting      ................................................................
Person With    8.    Shared Dispositive Power    2,329,275
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       2,329,275
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       7.66% based on 30,413,014 shares outstanding as of November 2, 2006.
................................................................................
12.    Type of Reporting Person:

       HC; OO

                                 SCHEDULE 13G

CUSIP No.: 913431102                                         Page 5 of 11 Pages

................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       ALEC N. LITOWITZ
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       United States of America
................................................................................
               5.    Sole Voting Power           None
Number of      ................................................................
Shares         6.    Shared Voting Power         2,329,275
Beneficially   ................................................................
Owned by Each  7.    Sole Dispositive Power      None
Reporting      ................................................................
Person With    8.    Shared Dispositive Power    2,329,275
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       2,329,275
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       7.66% based on 30,413,014 shares outstanding as of November 2, 2006.
................................................................................
12.    Type of Reporting Person:

       HC

                                                            Page 6 of 11 Pages


Item 1(a)        Name of Issuer:

                 Universal Compression Holdings, Inc. (the "Issuer")

Item 1(b).       Address of Issuer's Principal Executive Offices:

                 4444 Brittmoore Road
                 Houston, TX 77041

Item 2(a)        Name of Person Filing:

                 This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                 i) Magnetar Financial LLC ("Magnetar Financial");

                 ii)  Magnetar   Capital   Partners  LP   ("Magnetar   Capital
Partners");

                 iii) Supernova Management LLC ("Supernova Management"); and

                 iv) Alec N. Litowitz ("Mr. Litowitz").

                 This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"). Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Magnetar Financial is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b)        Address of Principal Business Office or, if None, Residence:

                 The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c)        Citizenship:

                 i)  Magnetar   Financial  is  a  Delaware  limited  liability
company;

                 ii) Magnetar Capital Partners is a Delaware limited partnership;

                 iii) Supernova Management is a Delaware limited liability company; and

                 iv) Mr. Litowitz is a citizen of the United States of America.

Item 2(d)        Title of Class of Securities:

                                                            Page 7 of 11 Pages

                 Common Stock, par value $.01 per share (the "Shares")

Item 2(e)        CUSIP Number:

                 913431102

Item 3.          If This Statement is Filed Pursuant to ss.ss.240.13d-1(b)
                 (or 240.13d-2(b) or c), Check Whether the Person Filing is a:

                 (a) [  ]  Broker or dealer registered under Section 15 of the
                           Exchange Act.
                 (b) [  ]  Bank as defined in Section 3(a)(6) of the Exchange
                           Act.
                 (c) [  ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act.
                 (d) [  ]  Investment company registered under Section 8 of the
                           Investment Company Act.
                 (e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
                 (f) [  ]  An employee benefit plan or endowment fund in
                           accordance with  Rule 13d-1(b)(1)(ii)(F).
                 (g) [  ]  A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G).
                 (h) [  ]  A savings association as defined in Section 3(b) of the  Federal Deposit Insurance Act.
                 (i) [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.          Ownership:

Item 4(a)        Amount Beneficially Owned:

                 As of February 5, 2007, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 2,329,275 Shares. This amount consists of: (A) 2,329,275 Shares held for the account of Magnetar Capital Master Fund.

Item 4(b)        Percent of Class:

                 The number of Shares of which each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 7.66% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed registration statement on Form 10-Q, there were approximately 30,413,014 shares outstanding as of November 2, 2006).

                 Item 4(c)        Number of Shares of which such person has:

                                                            Page 8 of 11 Pages


Magnetar Financial:
-------------------

(i) Sole power to vote or direct the vote:                            2,329,275

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the                             2,329,275
disposition of:

(iv) Shared power to dispose or direct the                                    0
disposition of:

Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                         2,329,275

(iii) Sole power to dispose or direct the                                     0
disposition of:

(iv) Shared power to dispose or direct the                            2,329,275
disposition of:

Item 5.          Ownership of Five Percent or Less of a Class:

                 This Item 5 is not applicable.

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person:

                 This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                 Company:

                 See disclosure in Item 2 hereof.

Item 8.          Identification and Classification of Members of the Group:

                 This Item 8 is not applicable.

Item 9.          Notice of Dissolution of Group:

                 This Item 9 is not applicable.

Item 10.         Certification:

                 By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 9 of 11 Pages


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007              MAGNETAR FINANCIAL LLC

                                     By:    Magnetar Capital Partners LP
                                            As Sole Member

                                     By:  /s/ Alec N. Litowitz
                                          -----------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager  of  Supernova  Management
                                            LLC,   as   General   Partner   of
                                            Magnetar Capital Partners LP

Date: February 14, 2007              MAGNETAR CAPITAL PARTNERS LP


                                     By:  /s/ Alec N. Litowitz
                                          -----------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager  of  Supernova  Management
                                            LLC,   as   General   Partner   of
                                            Magnetar Capital Partners LP

Date: February 14, 2007              SUPERNOVA MANAGEMENT LLC


                                     By:  /s/ Alec N. Litowitz
                                          ------------------------------
                                     Name:    Alec N. Litowitz
                                     Title:   Manager

Date: February 14, 2007              ALEC N. LITOWITZ


                                     /s/ Alec N. Litowitz
                                     ------------------------------

                                                           Page 10 of 11 Pages



                                 EXHIBIT INDEX


Ex.                                                                     Page No.

A.    Joint Filing  Agreement,  dated February 14, 2007 by and among
      Magnetar   Financial  LLC,   Magnetar   Capital  Partners  LP,
      Supernova Management LLC, and Alec N. Litowitz ........................11

                                                           Page 11 of 11 Pages


                                   EXHIBIT A

                            JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Universal Compresion Holdings, Inc. dated as of February 14, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 14, 2007              MAGNETAR FINANCIAL LLC

                                     By: Magnetar Capital Partners LP
                                            As Sole Member

                                     By:  /s/ Alec N. Litowitz
                                          -----------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager  of  Supernova  Management
                                            LLC,   as   General   Partner   of
                                            Magnetar Capital Partners LP

Date: February 14, 2007              MAGNETAR CAPITAL PARTNERS LP


                                     By:  /s/ Alec N. Litowitz
                                          -----------------------------
                                     Name:  Alec N. Litowitz
                                     Title: Manager  of  Supernova  Management
                                            LLC,   as   General   Partner   of
                                            Magnetar Capital Partners LP

Date: February 14, 2007              SUPERNOVA MANAGEMENT LLC


                                     By:  /s/ Alec N. Litowitz
                                          ------------------------------
                                     Name:   Alec N. Litowitz
                                     Title:  Manager

Date: February 14, 2007              ALEC N. LITOWITZ


                                     /s/ Alec N. Litowitz
                                     ------------------------------